Mail Stop 0308
       June 16, 2005

Steven N. Masket, Esq.
Executive Vice President, General Counsel and Secretary
Maidenform Brands, Inc.
154 Avenue E.
Bayonne, NJ 07002

      Re:	Maidenform Brands, Inc.
      Amendment No. 1 to Registration Statement on Form S-1
      Filed June 3, 2005
		File No. 333-124228

Dear Mr. Masket:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please refer to comment 43 in our letter dated May 19, 2005. You have submitted to us your entire response to this comment on a supplemental basis pursuant to Rule 83. It appears unlikely that all information in the response letter pertaining to this comment is properly subject to a confidential treatment request. Please resubmit your paper response and limit your Rule 83 request to only those portions of the response letter that must truly remain confidential. In redacting the information subject to the new Rule
83 request, mark the response letter using brackets or other clear markings to indicate the location of the omitted material. Finally, file the response on EDGAR under form type label CORRESP and include all the non-confidential information in that letter. Once you file the redacted correspondence, we will issue any follow-up comments we have regarding your response.
Summary, page 1
2. Please refer to comment 3 in our letter dated May 19, 2005. Your summary should be a balanced presentation and should not selectively extol your merits. Since you have chosen to retain the subsections,
Our Competitive Strengths and Our Growing Strategies, please include a subsection in a similar format discussing the most salient risks to investors from investing in your company and this offering.

Summary Historical and Unaudited Pro Forma Consolidated Financial
and
Other Data, page 6
3. We note your revision in response to comment 8 in our letter dated
May 19, 2005.   With a view toward enhancing your disclosures,
please
help us understand why, in determining pro forma net income available to common shareholders, net income is reduced for "transaction expenses and advisory fees." Please keep in mind when drafting your response that material nonrecurring charges or credits which result directly from the transaction and which will be included in your income within 12 months following the transaction should not be included in pro forma net income available to common shareholders. Rather, such expenses should be reflected as an adjustment to retained earnings in your pro forma balance sheet. Refer to Rule 11-
02(b)(5) of Regulation S-X for guidance.
4. Please revise your computation of pro forma earnings per share to also give effect to the number of shares whose proceeds would be necessary to pay the dividend declared on June 1, 2005. In this regard, please note that even though this dividend is not listed as a use of proceeds, the dividend is still deemed to be in contemplation of the offering with the intention of repayment out of offering proceeds since you incurred losses in the current year. For guidance, refer to SAB Topic 1:B.3.
5. Please revise your computation of pro forma earnings per share for the three month period ended April 2, 2005 to assume the transaction occurred on December 28, 2003, the beginning of the fiscal year presented. In this regard, it appears to us that your current pro forma calculation for the three month period assumes the transaction occurred on January 2, 2005. Refer to Rule 11-02(b)(6) of Regulation
S-X for guidance.
6. In your final amendment to the Form S-1, please ensure that footnote 15 to the table includes all of the information you provided supplementally in Exhibit A. Absent this complete disclosure, we do not believe your computation of pro forma earnings per share is transparent to investors.
7. Please revise footnote 16 to the table to make it transparent how you arrived at each As Adjusted balance sheet amount.
8. We note your revision in response to comment 9 in our letter dated
May 19, 2005. Please revise to clearly indicate that readers should reference management`s discussion and analysis for a discussion of the material limitations involved in the use of the non-GAAP measures presented.

Use of Proceeds, page 29
9. In this section and in the Certain Relationships and Related
Party
Transactions section, please identify the principal stockholder who is the counterparty to the advisory agreement and the other principal stockholder who is receiving a separate advisory fee.

Unaudited Pro Forma Consolidated Statement of Income, page 36
10. We note your revision in response to comment 17 in our letter dated May 19, 2005. Please similarly revise your Summary Historical and Unaudited Pro Forma Consolidated Financial and Other Data table to include line items for preferred stock dividends and accretion and net income (loss) available to common stockholders.
11. Please tell us in detail why you believe it is appropriate to record a pro forma adjustment to cost of sales which eliminates the post-acquisition impact on cost of sales of the step-up of inventory basis. We note that in your response to comment 39 in our letter dated May 19, 2005, you refer to this adjustment as a material nonrecurring charge directly attributable to the transaction that will impact the income statement during the next 12 months. However, we do not understand why you believe this item had a nonrecurring impact on your gross profits because we would expect your profits on the sale of this inventory, post step-up, to be consistent with your normal profit levels. In this regard, according to paragraph 37 of
SFAS 141, your inventory valuation in your purchase price allocation should have taken into consideration a reasonable profit allowance for your selling efforts that is consistent with the profits normally associated with your sales activities.
Moreover, we note that the purpose of the pro forma statement of income is to illustrate how the transaction might have affected the historical financial statements if the acquisition occurred on the first day of the fiscal year. The pro forma adjustment in question appears to have the opposite effect, in that it adjusts the historical financial statements to eliminate the post-acquisition impact of the transaction, rather than adjusting the historical financial statements to include the impact of the transaction as if it occurred on the first day of the fiscal year.
Please advise or otherwise revise your pro forma statement of income accordingly.
12. Please tell us in detail your basis for recording a pro forma adjustment to eliminate acquisition related charges incurred during the Predecessor period. It appears, based on your response to comment 39 in our letter dated May 19, 2005, that you have made this adjustment pursuant to Rule 11-02(b)(5) of Regulation S-X. However, we note that Rule 11-02(b)(5) of Regulation S-X permits the exclusion from pro forma operating results of material nonrecurring charges or credits which result directly from the transaction and which will be included in your income within the 12 months succeeding the transaction. This rule does not appear to contemplate pro forma adjustments which eliminate charges that were actually incurred in the historical periods. Moreover, we are unclear as to how the various acquisition related charges are directly attributable to the transaction, especially the charges related to management compensation. Please advise or otherwise revise your pro forma statement of income accordingly.
13. Please tell us and disclose how you determined the interest rates used in computing pro forma interest expense for the period from December 28, 2003 through May 10, 2004. Please note that when you issue variable rate debt in connection with an acquisition, pro forma interest expense generally should be based on the current interest rates, as opposed to the interest rates prevailing during the period covered by the pro forma information. Thus, if a rate other than the current rate is used, please ensure we understand in detail your justification and provide prominent disclosure of the basis of presentation and the anticipated effects of the current interest rate environment in the introduction to the pro forma statement of income.
Certain Relationships and Related Party Transactions, page 98 Credit Facilities, page 102
14. Please disclose the dollar amount and percentage value of your debt held by affiliates of AIG, and identify those affiliates. Description of Indebtedness, page 110
15. Please file the two senior secured credit agreements as exhibits as they are material agreements.

Underwriting, page 117
16. Please refer to comments 31 and 32 in our letter dated May 19, 2005. We are still reviewing these responses, and we may have further comments.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

2.  Reorganization and Business Combination, page F-8
17. We note your response to comment 39 in our letter dated May
19,
2005 and still do not understand why your pro forma amounts as presented pursuant to SFAS 141 would be materially different than the pro forma amounts as presented in your pro forma statement of income prepared in accordance with Article 11 of Regulation S-X. In particular, we do not believe the last sentence in paragraph 55 of SFAS 141, which you reference, is intended to result in differing pro forma results or in differing treatment of material nonrecurring charges directly related to the transaction. Please advise or otherwise revise.

Exhibit 23.1
18. Please have your independent registered accounting firm revise their consent to include the amendment number to the registration statement on Form S-1.

*****

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Yong Kim, Staff Accountant, at (202) 551-
3323
or Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters.  Please contact Pradip Bhaumik, Attorney-Advisor, at
(202)
551-3333 or me at (202) 551-3720 with any other questions.

      					Sincerely,



      					H. Christopher Owings
      					Assistant Director



cc. Brian Margolis, Esq.
Proskauer Rose LLP
Fax:  (212) 969-2900






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Steven N. Masket, Esq.
Maidenform Brands, Inc.
June 16, 2005
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